Exhibit 99.1

Transactions in the Common Stock During the Past 60 Days

For each of the transactions below that occurred in multiple trades on the same day, the Reporting Person hereby undertakes to provide full information regarding the number of shares and prices at which the transactions were effected upon request to the staff of the SEC, the Issuer, or a security holder of the Issuer.

Date of Purchase	Shares Purchased (#)	Purchase Price per Share	Price Range
11/14/2025	7,700	$0.6297	$0.5981 - $0.6800
11/17/2025	16,000	$0.7554	$0.7100 - $0.8000
11/18/2025	17,100	$0.6676	$0.6397 - $0.7000
11/19/2025	10,000	$0.6359	$0.6200 - $0.6500
11/20/2025	10,000	$0.6141	$0.6014 - $0.6319
11/21/2025	4,500	$0.6663	$0.6299 - $0.6969
11/24/2025	4,100	$0.6772	$0.6500 - $0.7090
11/25/2025	1,600	$0.7714	$0.7100 - $0.8298
12/01/2025	10,000	$0.8102	$0.7500 - $0.8638
12/02/2025	15,000	$0.9391	$0.7500 - $1.0281
12/03/2025	15,000	$0.9261	$0.8800 - $0.9443
12/04/2025	5,000	$0.9387	$0.8979 - $0.9843
12/05/2025	9,125	$0.9771	$0.9617 - $1.0000
12/08/2025	10,000	$0.9471	$0.9280 - $0.9674
12/09/2025	5,685	$0.9959	$0.9812 - $1.01
12/10/2025	6,000	$1.005	$1.00 - $1.01
12/11/2025	8,000	$0.9782	$0.9700 - $0.9900